Greenbacker Renewable Energy Company LLC

369 Lexington Avenue, Suite 312

New York, NY 10017

April 30, 2015

VIA EDGAR and UPS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Attn:	Ms. Mara L. Ransom
Mr. Michael Kennedy

Re:	Greenbacker Renewable Energy Company LLC – Post-Effective Amendment No. 3 to Registration Statement on Form S-1 filed April 8, 2015 (333-178786-01)

Dear Commission:

I, Richard C. Butt, as the Principal Financial and Principal Accounting Officer of Greenbacker Renewable Energy Company LLC (the “Company”, which may be referred to herein using the terms, “we”, “us” or “our”), and on the Company’s behalf, hereby file, via EDGAR, this response letter (“Response Letter”) to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated April 29, 2015 (the “Comment Letter”), to Post-Effective Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-178786-01) (the “Registration Statement”) with respect to the Company’s offering of limited liability company interests, or the shares, filed on April 8, 2015 (the “Amendment”). Capitalized terms used herein but not otherwise defined shall have the respective meanings given to them in the Amendment. Page number references refer to the page numbering of the Amendment.

While we very much appreciate that the Comment Letter requests an amendment to the Registration Statement before the Staff declares the Registration Statement effective, we respectfully request that, if the following responses are acceptable to the Staff, then the Company be permitted to include the revisions presented in this Response Letter in its definitive prospectus to the Registration Statement to be filed under Rule 424(b)(3) of the Securities Act of 1933, as amended (the “Securities Act”), as opposed to filing another Post-Effective Amendment, as we would not consider the disclosure updates presented herein to represent a fundamental change in the information set forth in the Registration Statement, as reflected in the undertakings to our Registration Statement under Rule 512(a)(1)(i) of Regulation S-K under the Securities Act.

Securities and Exchange Commission

April 30, 2015

SEC Comment # 1

Risk Factors; Risks Related to This Offering and Our Shares; Recent disclosures made by American Realty Capital Properties, Page 41

With a view toward understanding the impact of ARCP’s restatement of earnings on this offering, please clarify the relationship between ARCP, RCS, SC Distributors, LLC and you. In particular, please explain why the investigations into ARCP could impact RCS, SC Distributors, LLC and you in light of your disclosure here where you mention the market concerns related to RCS, however, you do not explain the relationship between RCS and ARCP.

Response # 1

The Company undertakes to revise the referenced disclosure, as follows, to clarify the connection among ARCP, RCS, our dealer manager and us:

“… The success of this offering and our ability to implement our business strategy is dependent upon the ability of our dealer manager to retain key employees and to operate and maintain a network of licensed securities broker-dealers and other agents. RCS owns Realty Capital Securities, LLC, another dealer manager, which sells ARCP and other public, non-traded REITs sponsored directly or indirectly by AR Capital, LLC (“AR Capital”). AR Capital is jointly owned and controlled by Nicholas S. Schorsch and William M. Kahane and thus those individuals beneficially own all the assets of AR Capital. RCS is a publicly-traded entity (NYSE: RCAP), of which Messrs. Schorsch and Kahane have combined indirect voting power of approximately 70% (based on the most recently filed proxy statement). Because of this common ownership, a number of broker-dealers have temporarily suspended their participation in other offerings that are sponsored by AR Capital or indirectly distributed by RCS. Because RCS is also the parent of our dealer manager, a limited number of broker-dealers that had been participating in the distribution of our public offering suspended their participation in our offering for a short period in the fourth quarter of 2014. While no broker-dealers have currently suspended distribution of our public offering, to the extent that broker-dealers determine to suspend participation in our offering in the future, we may be unable to raise sufficient capital to meet our investment objectives and achieve a diversified portfolio. If this occurs, your investment in us may suffer adverse consequences.

2

Securities and Exchange Commission

April 30, 2015

In addition, if legal actions brought against ARCP have an adverse impact upon the financial condition of RCS, the parent of our dealer manager, and as a consequence upon the financial condition of the dealer manager, or if actions are brought against RCS directly, it could adversely affect our ability to raise adequate proceeds through this offering and implement our investment strategy.” Page 41.

SEC Comment # 2

Certain Relationships and Related Party Transactions; RCS Capital Corporation, page 121

We note that none of your independent directors served as officers or directors of ARCP or any ARCP-controlled entity. Revise to clarify whether any of your directors served as an officer or director of ARCP or any ARCP-controlled entity.

Response # 2

None of the Company’s directors have served as an officer or director of ARCP or any ARCP-controlled entity, independent or otherwise. In order to clarify, the Company undertakes to revise the referenced disclosure, as follows:

“… At no time have any of our directors served as officers or directors of ARCP or any ARCP-controlled entity...” Page 121.

SEC Comment # 3

Certain Relationships and Related Party Transactions; RCS Capital Corporation, page 121

While we understand that SC Distributors, LLC is an affiliate of your advisor and that RCS is the parent of SC Distributors, LLC, please explain to us why, as you indicate here, your advisor is not affiliated with RCS.

Response # 3

Because SC Distributors, LLC, our dealer manager, is a wholly-owned subsidiary of RCS, and Strategic Capital, which is also a wholly-owned subsidiary of RCS, is a non-controlling, minority member of our advisor, the Company undertakes to revise the referenced disclosure, as follows:

“... Although RCS is the parent of Strategic Capital (the non-controlling, minority member of our advisor) and SC Distributors LLC, our dealer manager, ARCP is a public company that is a separate entity from RCS and, therefore, ARCP’s announcement regarding its financial statements is not related to our financial operations...”

“…Neither RCS nor any of its affiliates have any control over the management of our advisor…” Page 121.

3

Securities and Exchange Commission

April 30, 2015

The Company acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the Amendment; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Amendment effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Amendment; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s consideration of this Response Letter and would like to do everything possible to facilitate your review. Please contact Timothy P. Selby of Alston & Bird LLP with any questions or comments at 212-210-9494. Thank you for your assistance with this filing.

Sincerely,

/s/ Richard C. Butt

Richard C. Butt, Principal Financial and
Principal Accounting Officer of the Company

cc:	Timothy P. Selby, Esq. Matthew W. Mamak, Esq.